U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          FORM 12b - 25

                   NOTIFICATION OF LATE FILING

           Form 10-QSB For Period Ended: June 30, 2006


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I - Registrant Information

     Alfa International Holdings Corp.
     The Empire State Building
     350 Fifth Avenue
     Suite 1103
     New York, N.Y. 10118

Part II - Rules 12b - 25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

Additional time is required to complete the Company's Report on Form 10-QSB, to finalize the June 30, 2006 financial statements and the review of the Report and financial statements by the Company's independent public accountants and attorney.


Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification

Frank J. Drohan        (212) 563-4141

    (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).      [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?    [x] Yes    [] No

     The financial statements as of June 30, 2006 are not yet completed and it is not possible as of the date hereof to quantify the change in operating results but such results will include the income from JOL's settlement with Qatar as previously reported.



ALFA International Holdings Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: August 14, 2006        /s/Frank J. Drohan
                             __________________
                             Frank J. Drohan
                             Chairman of the Board